EXHIBIT 20.1

NEWS	Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, TN 38125
(901) 252-5466

FOR IMMEDIATE RELEASE

THOMAS & BETTS REPORTS FIRST QUARTER 2003 RESULTS

MEMPHIS, Tenn. — April 21, 2003 — Thomas & Betts Corporation (NYSE: TNB) today reported net earnings for the quarter ended March 30, 2003 of $5.0 million, or $0.09 earnings per basic and fully diluted share, compared to a net loss of $56.5 million, or $0.97 loss per share, in the first quarter 2002. First quarter 2002 results included a $44.8 million ($0.77 loss per share) goodwill impairment charge associated with its HVAC segment, which was reflected as a cumulative effect of an accounting change.

      Sales in the first quarter 2003 were $311.5 million, down 8.9 percent from the $342.1 million reported in the first quarter 2002. 2002 results included $5.3 million in sales from electrical products that have been discontinued. The decline in sales is due largely to reduced capital investment by the utility sector. Thomas & Betts sells engineered structures for transmission systems and electrical high-voltage connectors and switchgear to these customers through its Steel Structures and Electrical segments, respectively.

      “We continue to operate in extremely challenging economic conditions,” said T. Kevin Dunnigan, chairman and chief executive officer of Thomas & Betts. “Although demand continues to be very soft in our core construction and industrial markets, the biggest impact on first quarter sales was the significant deterioration in demand by utilities for steel structures and electrical high-voltage connectors and switchgear. Aside from sales to the utility sector, electrical segment sales through distribution were relatively flat, which, we believe, shows the power of our brands and the value of our strong relations with distributors.”

      In the first quarter 2003, the company’s gross margin was 27.3 percent of sales, compared to 24.5 percent of sales in the first quarter last year. Management noted that the low sales volume limited the positive impact from the manufacturing consolidation and efficiency program undertaken in 2002.

      Selling, general and administrative expense was $72.9 million in the quarter just ended, essentially flat with the year-ago period. Net interest expense was $8.3 million, down $2.6 million, on a year-over-year basis due to lower net interest rates and reduced debt levels. Long-term debt, including current maturities, was $564.7 million at the end of the first quarter 2003. During the quarter, the company repaid $60 million of debt from available cash.

      Taxes in the first quarter 2003 reflect a $2.0 million tax benefit resulting from the favorable completion of a tax audit and a corresponding reduction in U.S. tax exposure. In the prior-year period, the company’s taxes reflected an $11.0 million net tax charge related to the carryback of additional net operating losses permitted by U.S. tax law changes. These changes allowed Thomas & Betts to receive significant cash tax refunds during the subsequent two quarters.

SEGMENT RESULTS

      Sales in the company’s Electrical segment were $241.0 million for the first quarter 2003, down six percent from the $256.5 million reported in the prior-year period. 2002 first quarter results included $5.3 million in sales from products that have since been discontinued. Segment sales were negatively impacted by the significant weakness in demand for high-voltage connectors and switchgear used by utility customers. Electrical segment sales for products other than utility products were essentially flat compared with the year-ago period. Earnings in this segment were $8.0 million versus earnings of $2.7 million in the year-ago period. 2002 results included $11.0 million in charges related to restructuring operations.

      Sales and earnings in the Steel Structures segment also reflect reduced capital investment by the utility sector, specifically for transmission and distribution systems. Sales in this segment were $22.0 million for the first quarter 2003, down 37.5 percent from the $35.1 million reported in the year-ago period. Earnings in this segment were $0.8 million compared to $3.9 million in the first quarter 2002. Management expects continued softness for these products for the remainder of the year.

      The company’s Communications segment reported sales of $22.3 million in the first quarter 2003, down from $29.3 million in the same period last year. The lower sales volume is reflected in segment earnings, which were $2.7 million in the first quarter 2003 versus $4.1 million in the year-earlier period. Demand in telecommunications and broadband markets served by this segment remains significantly depressed.

      Sales in the HVAC segment, which provides industrial heating and ventilation products, were $26.2 million for the quarter just ended, up from $21.1 million recorded in the first quarter 2002. The segment reported earnings of $1.5 million in the first quarter versus $1.2 million in the year-earlier period. 2003 segment sales and earnings reflect, in part, the positive impact of a small acquisition completed in the fourth quarter 2002.

DIRECTIONAL GUIDANCE

      Thomas & Betts’ management said that, although market conditions are not expected to improve during 2003, the company continues to expect improved net earnings on a full-year basis over 2002.

CORPORATE OVERVIEW

      Thomas & Betts is a leading designer and manufacturer of connectors and components for electrical and communication markets. The company is also a leading producer of steel structures used primarily for utility transmission and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. The company had sales of $1.3 billion in 2002 and employs approximately 10,000 people. Visit Thomas & Betts at www.tnb.com.

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NOTE: The attached financial tables support the information provided in this news release:

Condensed Consolidated Statements of Operations
Segment Information
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Cash Flows

CONTACT: Tricia Bergeron

Vice President, Investor & Corporate Relations
(901) 252-8266
Email: tricia.bergeron@tnb.com

CONFERENCE CALL/ WEBCAST INFORMATION

      Thomas & Betts will hold a conference call/webcast to discuss the company’s first quarter 2003 results on April 22, 2003 at 10:00 am Eastern Daylight Time (9:00 am CDT). To access the call, please call (785) 832-2267 (password is “TNB”). The call can also be accessed via the Thomas & Betts corporate website at www.tnb.com. The conference call will be recorded and available for replay through 12:00 midnight EDT on Thursday, April 24, 2003. To access the replay, please call (402) 220-1173 (no PIN required).

      This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations, business, economic, and political environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended

	March 30,	March 31,
	2003	2002

	(In thousands,
	except per share data)

	(Unaudited)
Net sales	$311,482	$342,051
Cost of sales	226,406	258,272

Gross margin	85,076	83,779
Gross margin — % of net sales	27.3%	24.5%
Selling, general and administrative	72,932	72,596
Selling, general and administrative — % of net sales	23.4%	21.2%
Provision (recovery) — restructured operations	—	1,265

Earnings (loss) from operations	12,144	9,918
Income from unconsolidated companies	854	702
Interest expense — net	(8,280)	(10,899)
Other (expense) income — net	(603)	(759)

Earnings (loss) before income taxes	4,115	(1,038)
Income tax provision (benefit)	(889)	10,609

Net earnings (loss) before cumulative effect of an accounting change	5,004	(11,647)
Cumulative effect of an accounting change	—	(44,815)

Net earnings (loss)	$5,004	$(56,462)

Basic earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.09	$(0.20)
Cumulative effect of an accounting change	—	(0.77)

Net earnings (loss)	$0.09	$(0.97)

Diluted earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.09	$(0.20)
Cumulative effect of an accounting change	—	(0.77)

Net earnings (loss)	$0.09	$(0.97)

Average shares outstanding:
Basic	58,373	58,221
Diluted	58,378	58,221

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

SEGMENT INFORMATION

	Quarter Ended

	March 30,	March 31,
	2003	2002

	(In thousands)

	(Unaudited)
Net sales:
Electrical	$241,038	$256,526
Steel Structures	21,965	35,125
Communications	22,267	29,337
HVAC	26,212	21,063

Total net sales	$311,482	$342,051

Segment earnings (loss):
Electrical	$8,000	$2,677
Steel Structures	827	3,908
Communications	2,690	4,087
HVAC	1,481	1,213

Total reportable segment earnings (loss)	12,998	11,885
Total reportable segment earnings (loss) — % of net sales	4.2%	3.5%
Provision (recovery) — restructured operations	—	1,265
Interest expense — net	(8,280)	(10,899)
Other (expense) income — net	(603)	(759)

Earnings (loss) before income taxes	$4,115	$(1,038)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 30,	December 29,
	2003	2002

	(In thousands)

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$117,040	$177,994
Marketable securities	53,186	65,863
Receivables — net	167,287	161,091
Inventories — net	207,749	182,282
Other current assets	75,862	117,701

Total current assets	621,124	704,931
Property, plant and equipment — net	313,009	287,415
Goodwill — net	439,248	437,175
Investments in unconsolidated companies	122,573	121,575
Other assets	75,480	68,660

Total assets	$1,571,434	$1,619,756

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$128,847	$65,126
Accounts payable	120,729	109,479
Accrued liabilities	99,802	113,406
Income taxes payable	5,176	9,148

Total current liabilities	354,554	297,159
Long-term debt	435,880	559,982
Other long-term liabilities	141,884	138,479
Shareholders’ equity	639,116	624,136

Total liabilities and shareholders’ equity	$1,571,434	$1,619,756

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended

	March 30,	March 31,
	2003	2002

	(In thousands)

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$5,004	$(56,462)
Cumulative effect of an accounting change	—	44,815

Net earnings (loss) before cumulative effect of an accounting change	5,004	(11,647)
Adjustments:
Depreciation and amortization	11,910	13,684
Provision (recovery) — restructured operations	—	1,265
Undistributed earnings from unconsolidated companies	(854)	(702)
Mark-to-market adjustment for derivative instruments	137	(917)
(Gain) loss on sale of property, plant & equipment	240	—
Deferred income taxes	(4,830)	62,760
Changes in operating assets and liabilities — net:
Receivables	(3,666)	(473)
Inventories	(10,406)	(1,265)
Accounts payable	9,914	(3,160)
Accrued liabilities	(14,495)	(46,036)
Income taxes payable	(4,080)	(55,608)
Other	1,270	2,447

Net cash provided by (used in) operating activities	(9,856)	(39,652)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(6,333)	(3,772)
Proceeds from sale of property, plant and equipment	48	—
Marketable securities acquired	(30,754)	—
Proceeds from matured marketable securities	45,528	557

Net cash provided by (used in) investing activities	8,489	(3,215)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt and other borrowings	(61,483)	(6,056)
Stock options exercised	—	4

Net cash provided by (used in) financing activities	(61,483)	(6,052)

EFFECT OF EXCHANGE RATE ON CASH:	1,896	17

Net increase (decrease) in cash and cash equivalents	(60,954)	(48,902)
Cash and cash equivalents at beginning of period	177,994	234,843

Cash and cash equivalents at end of period	$117,040	$185,941

Cash payments for interest	$16,379	$18,080
Cash payments for income taxes	$7,506	$3,486